Exhibit 99.89

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES ADOPTION OF SHAREHOLDER RIGHTS PLAN

TORONTO, Ontario, April 1, 2011 – Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has entered into a shareholder rights plan agreement (the “rights plan”) to ensure, to the extent possible, that all shareholders of Lake Shore Gold are treated fairly in connection with any take-over bid for the Company. The rights plan was not adopted in response to any specific proposal or intention to acquire control of Lake Shore Gold. The rights plan has been approved by the Toronto Stock Exchange and is conditional upon shareholder ratification at the annual and special meeting of shareholders of Lake Shore Gold, scheduled to be held on May 4, 2011.

Under the term of the rights plan, one right has been issued with respect to each common share of Lake Shore Gold issued and outstanding as of March 29, 2011 and one right will also be issued and will attach to each common share subsequently issued. These rights will become exercisable only when a person, including any related party, acquires or attempts to acquire 20 percent or more of Lake Shore Gold’s outstanding common shares without complying with the “Permitted Bid” provisions of the rights plan or without approval of Lake Shore Gold’s board of directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related parties, to purchase common shares of Lake Shore Gold at a 50 percent discount to the market price at the time. Under the rights plan, a Permitted Bid is a bid which is made to all holders of Lake Shore Gold common shares and which is open for acceptance for not less than 60 days.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company that is transitioning into a mid-tier gold producer by successfully exploring and developing a number of projects in Timmins, Ontario. The Company’s first mine, Timmins Mine, achieved commercial production effective January 1, 2011, with the Thunder Creek and Bell Creek projects being developed over the next two to three years. Properties such as 144, Gold River Trend, Marlhill Mine and Vogel provide the Company with significant potential for additional discoveries in the Timmins Camp in support of future growth. The Company’s production in Timmins is delivered to its wholly owned milling facility, located on the east side of Timmins, which has a current operating capacity of 2,000 tonnes per day. Lake Shore Gold also owns extensive land positions throughout other parts of the Abitibi Greenstone belt in Northern Ontario and Quebec, as well as in Mexico, which provide attractive longer-term exploration potential. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com